Filed Pursuant to Rule 253(g)(2)

File No. 024-11277

East Bay Permanent Real Estate Cooperative, Inc.

 Supplement No. 2 Dated May 24, 2022

To the Offering Circular Dated August 10, 2021

This document supplements, and should be read in conjunction with, the offering circular of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC,” “we”, “our”, or “us”), dated August 10, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this supplement is to:

·	Update our Directors

The following information supplements the section of our Offering Circular captioned “Directors, Officers, and Significant Employees”:

2022 Election Results and New Directors

We completed our annual Board election process in April 2022. Three seats were up for election, all serving two-year terms.

In this election, we elected our first ever Community Director, Toshia Christal, who will take the seat officially in May 2022. We will also have a new Governance Director, Hope Williams, taking Gregory Jackson’s place in May 2022. Ojan Mobedeshi was reelected to the position of Finance Director.

In addition, Patricia St. Onge, who served as our Indigenous Director for the past three years has stepped down, effective upon the appointment of her successor. The Sogorea Te’ Land Trust, at Pat’s recommendation, is appointing Xiomára Dorsey Chingaté to fill this Board seat. Xiomára will also be joining the Board officially in May 2022.

Biographies for our new Directors are provided below.

Board Member: Hope Williams, Governance Director

Hope Williams is the Co-Director of the Radical Real Estate Law School and legal apprentice through the Sustainable Economies Law Center. As a black queer woman in the Bay Area, she is devoted to housing rights and organizing people-power to fight the oppressive white supremacist regime. She spends most of her time making sure that the law is accessible to the people. Hope is a board member of the San Francisco Community Land Trust and the California Community Land Trust Network. Her background includes managing political campaigns, organizing within the boycott division of UniteHere!, organizing endorsements for Berkeley's Tenant Opportunity to Purchase Act, and coalescing with tenants' rights organizations. In her spare time, she secretly trains people on how to organize coordinated acts of civil disobedience.

Board Member: Toshia Christal, Community Director

Toshia Christal is an Oakland native born 1983. “Down to earth” and consistent, she is a realist, optimistic in her way of thinking, and highly focused on addressing disparities that provide tangible solutions as it specifically pertains to those of the African diaspora. Currently teaching at Laney college, she is a graduate of the Berkeley High School Class of 2001. Toshia is one who has protested throughout Oakland and Berkeley streets for endless reasons for as long as she can remember and still does. She loves being involved in her community and receives great pleasure from collaborating with likeminded beings and community outreach in general. With over 15 years of entrepreneurship experience she is an artist of many mediums. Toshia is a photographer, jewelry designer, licensed cosmetologist (with an AA in Cosmetology), poet, and spiritual healer to say the least. A minister of “purpose and potential” Toshia recently fulfilled a dream of hers by starting The Church of Universal Conscious Collectives in 2021. Her small brick and mortar in Oakland, California located at 2911 Fruitvale Avenue has been maintained for 8 years now. She has been featured in numerous art shows, poetry events, radio talks, interviews, and articles around the Bay Area. Her most recent works can be found at www.linktr.ee/TChristal, but most importantly Toshia is now the new Community Director for EBPREC and she can’t wait for the awesome connections and opportunities to support each other, sustain each other, grow and to thrive as a whole.

Board Member: Xiomara Chingaté, Indigenous Director.

Xiomara Chingaté is an AfroIndigenous Muysca woman from Colombia. She is the founder of the grassroots groups Brasil Solidarity Network and Real Talk:Colombia. She is a community organizer focused on the Eagle Condor Prophecy of uniting the struggles of the North and the South to rebalance our world as well as the intersection of climate justice and Black and Indigenous rights, particularly in Colombia. She is standing for a healthy, beautiful, free future for all people where we can drink out of every river and live in balance with the sacred system of life. She lives in occupied Ramaytush Ohlone Territory.

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